SCHEDULE OF SUBSIDIARIES



DJ & J Software Corporation, a Washington corporation.

Eggspert Software, Ltd., a Canadian federal corporation.

EH Direct, Inc., a Washington corporation.

Egghead International, Inc., a Washington corporation.

MPI Corporation, a Washington corporation and subsidiary of EH
Direct, Inc.

Egghead International, Inc., a Washington corporation

Egghead Europe, Inc., a Washington corporation and subsidiary of Egghead International, Inc.